

Semiannual Report April 30, 2000

Oppenheimer
MidCap Fund



OppenheimerFunds®
The Right Way to Invest

REPORT **HIGHLIGHTS**

During the six-month period, the U.S. economy continued an expansion of historically unprecedented length; however, fears of rising inflation and interest rates fueled widespread uncertainty and market volatility.

Technology contributed most powerfully to the Fund's performance, particularly in the areas of photonics and optical networking.

We reduced positions in consumer sector companies and in other sectors that failed to maintain our standard for high rates of revenue growth.

CONTENTS

Cumulative Total Returns*
For the 6-Month Period Ended 4/30/00

Class A	
Without Sales Chg.	With Sales Chg.
46.93%	38.48%

Class B	
Without Sales Chg.	With Sales Chg.
46.43%	41.43%

Class C	
Without Sales Chg.	With Sales Chg.
46.48%	45.48%

Class Y	
Without Sales Chg.	With Sales Chg.
47.29%	47.29%

*See Notes on page 8 for further details.

Dear Shareholder,



Bridget A. Macaskill
President
Oppenheimer
MidCap Fund

For many years, we have encouraged investors to consider whether they could tolerate more risk in their long-term investments by participating in the stock market, which has historically provided higher long-term returns than any other asset class. Today, however, we have a very different concern: some investors may have assumed too much risk by concentrating their investments in just a handful of stocks or sectors or by "chasing performance."

Several months ago, Alan Greenspan, the Chairman of the Federal Reserve Board, stated his view that the spectacular returns some sectors of the market were then experiencing may have been partly responsible for pushing our economy to growth rates that could lead to higher inflation. Today it is clear that the dramatic rise in the prices of a narrow segment of the market created enormous wealth for some investors. The result of this newfound wealth has been a substantial increase in spending that the Federal Reserve Board believes could threaten the healthy growth of our economy.

That's why the Fed has been raising interest rates steadily and decisively over the past year. By making borrowing more expensive, the Fed has been attempting to slow economic growth. It is a precarious balancing act: too much tightening creates the risk of recession, while too little opens the door to inflation.

The implications of the Fed's resolve are clear: investors must continue to be prepared for near-term market volatility. In the bond market, higher interest rates usually lead to lower bond prices. In the stock market, slower economic growth often reduces corporate earnings and puts downward pressure on stock prices. Highly valued stocks can be particularly vulnerable to a correction. The Securities and Exchange Commission Chairman, Arthur Levitt, has been cautioning investors against the expectation that the types of returns seen in the recent bull market will last forever.

PRESIDENT'S **LETTER**

Because of the prospect of continued market volatility, we encourage you to consider diversifying your investments. Indeed, diversification may help you mitigate the effects of sharp declines in any one area. It may also help you better position your portfolio to seek greater returns over the long run.

While some "new economy" stocks have risen over the last year, many so-called "old economy" stocks are selling at low prices. In the bond market, higher interest rates over the short term may reduce inflation concerns, which should be beneficial over the long term. By buying out-of-favor investments, you may be able to profit when and if they return to favor.

What specific investments should you consider today so that you are prepared for tomorrow? The answer depends on your individual investing goals, risk tolerance and financial circumstances. We urge you to talk with your financial advisor about ways to diversify your portfolio. This may include considering global diversification as part of your strategy. While investing abroad has special risks, such as the effects of foreign currency fluctuations, it also offers opportunities to participate in global economic growth and to hedge against the volatility in U.S. markets.

We thank you for your continued confidence in OppenheimerFunds, *The Right Way to Invest.*

Sincerely,

Bridget A. Macaskill

Bridget A. Macaskill
May 19, 2000

AN INTERVIEW WITH YOUR FUND'S MANAGER

**Portfolio
Manager**
Bruce Bartlett

Q **How would you characterize the Fund's performance during the six-month period that ended April 30, 2000?**

A. We are pleased with Oppenheimer MidCap Fund's performance over the past six months. Despite a volatile environment for many of the stocks in which we invest, the Fund not only showed significant growth in net asset value, it also outperformed its benchmark indices for the one-year period that ended April 30, 2000. The average annual total return for the Fund's Class A shares at maximum offering price was 77.50% for the one-year period ended April 30, 2000. In addition, the Fund's Class A shares generated a 88.33% average annual total return, without sales charge, while the S&P MidCap 400 Index produced a 23.52% return, and the Lipper Mid-Cap Growth Fund Index produced a 59.59% return, for the same one-year period.[1] In addition, the Fund's Class A shares were ranked in the top half among mid-cap growth funds as measured by Lipper for the one-year period ending March 31, 2000.[2]

1. S&P Mid-Cap 400 is an unmanaged index of 400 domestic stocks chosen for market size, liquidity and industry group representation. The Lipper Mid-Cap Growth Index includes funds that, by portfolio practice, invest at least 75% of their equity assets in companies with market capitalizations (on a three-year basis) of less than 300% of the dollar-weighted median market capitalization of the S&P Mid-Cap 400 Index. Index performance reflects the reinvestment of dividends but does not consider the effect of capital gains, transaction costs or taxes.
2. Source: Lipper Analytical Services, Inc., 3/31/00. Lipper rankings are based on the comparisons between changes in net asset value without considering sales charges, with dividends and capital gains distributions reinvested. The Fund's Class A shares were ranked 58 of 224 (one-year), among mid-cap growth funds for the periods ended 3/31/00. The Fund's returns at 4/30/00 include results for periods of exceptional market performance that is not typical of historical results. You should not expect those growth rates to continue.

AN INTERVIEW WITH YOUR FUND'S MANAGER

What made this such a volatile period?

The recent reporting period marked the longest peacetime economic expansion in U.S. history. Equity markets were supported by continued strength in the U.S. economy, low rates of inflation, growing evidence of global economic recovery. These factors drove most broad market indices sharply higher during the last two months of 1999. Mid-cap growth stocks, the market's best-performing segment during the first 10 months of 1999, continued to perform exceptionally well throughout the reporting period.

As the new year began, the threat of rising inflation remained the most serious factor facing the markets. Although measurable inflation remained low, high levels of consumer spending fueled a rate of economic growth that many observers considered unsustainable. The Federal Reserve Board raised interest rates in an effort to slow the pace of economic growth and thereby head off inflation. The uncertainties associated with these issues culminated in a series of sharp declines and recoveries in late March and April 2000 that affected virtually all segments of the equities market.

How did you manage the Fund in light of these conditions?

We never wavered in our long-term approach to mid-cap growth investing. Our mid-cap strategy focuses on companies with expected internal revenue growth in excess of 10% annually and a high rate of sustainable earnings growth. We believe the stocks of such companies are likely to perform exceptionally well over the long term, regardless of intermediate market fluctuations.

"Mid-cap growth stocks, the market's best-performing segment during the first 10 months of 1999, continued to perform exceptionally well throughout the reporting period."

Accordingly, we continued to invest in mid-cap companies exhibiting particularly strong growth characteristics, such as increasing revenue streams. We found the greatest number of such companies in the technology sector. During the recent period, our technology exposure increased from approximately 50% to approximately 60% of the Fund's portfolio. Technology-related communications services companies accounted for an additional 14% of the Fund's assets at the end of the period.

Average Annual Total Returns

For the Periods Ended 3/31/00[3]

Class A	
1-Year	Since Inception
105.75%	**62.55%**

Class B	
1-Year	Since Inception
111.66%	**64.91%**

Class C	
1-Year	Since Inception
115.73%	**65.55%**

Class Y	
1-Year	Since Inception
119.37%	**67.55%**

The Fund's returns at 3/31/00 include results for periods of exceptional market performance that are not typical of historical results. You should not expect those growth rates to continue. Because of ongoing market volatility, the Fund's performance since 3/31/00 has been subject to substantial short-term fluctuations and current performance may be less than the results shown.

What types of technology companies did you find most attractive?

We found many of our most compelling growth opportunities in the areas of photonics and optical networking. For example, the Fund's top holding during the period was JDS Uniphase Corp., a leading provider of the components essential to today's rapidly evolving digital communications systems and the expansion of the Internet. Although JDS Uniphase was hurt by the market's correction in April 2000, as were our other photonics-related holdings, the stock nevertheless contributed to our positive performance during the six-month period ended April 30, 2000. We also participated in a select group of private placements in the photonics field, investing in attractive companies that had not yet gone public. The Fund benefited when some of these companies were acquired by the industry's major players.

3. See Notes on page 8 for further details.

AN INTERVIEW WITH YOUR FUND'S MANAGER

In other areas of technology, we benefited from owning companies that provide semiconductors to the communications industry, such as PMC-Sierra, Inc. We also invested in promising companies developing hardware and software for the next generation of wireless personal productivity devices. Such devices are leading the way toward the convergence of the Internet and wireless communications.

Did you increase or reduce investments in any other sectors?
We found relatively few attractive growth opportunities outside of technology. While we invested in a few companies well positioned to benefit from strong consumer spending, such as Tiffany & Co., we sold positions in various other consumer-sector companies that were beginning to exhibit slower revenue growth. Although a company may temporarily compensate for lower revenues by curbing spending or increasing productivity, over the long term we believe that a decline in a company's rate of revenue growth indicates a likelihood of slower earnings growth and a lower stock price.

What is your outlook for the future?
We remain comfortable with the Fund's relatively high level of exposure to technology. Technology has been a driving force behind the nation's ongoing economic expansion, creating fast-growing new industries while rapidly increasing the productivity of existing businesses. We believe technology is likely to continue to power global economic development for years to come.

We also remain enthusiastic about the potential for the mid-cap companies in which we invest. Many of today's largest and most successful companies were mid-cap enterprises just a few years ago. We believe that such exceptional growth opportunities continue to exist. Our goal is to identify tomorrow's business giants today, and to enable our investors to share in the financial success that long-term investments in great companies can produce. That's what makes Oppenheimer MidCap Fund an important part of *The Right Way to Invest.*

Sector Allocation[4]



● Technology	**60.9%**
● Communication Services	**13.1**
● Consumer Cyclicals	**9.4**
● Capital Goods	**6.0**
● Consumer Staples	**5.1**
● Utility	**3.2**
● Healthcare	**2.3**

Top Ten Stock Holdings[4]

JDS Uniphase Corp.	7.0%
Aether Systems, Inc.	4.2
SDL, Inc.	4.2
E-Tek Dynamics, Inc.	3.9
Tiffany & Co.	3.6
Mercury Interactive Corp.	3.6
Newport Corp.	3.4
PMC-Sierra, Inc.	3.4
Calpine Corp.	3.2
Copper Mountain Networks, Inc.	3.0

Top Five Industries[4]

Electronics	24.0%
Computer Software	14.8
Communications Equipment	14.7
Telecommunications: Long Distance	8.4
Retail: Specialty	7.3

4. Portfolio is subject to change. Percentages are as of April 30, 2000, and are based on total market value of common stock.

NOTES

In reviewing performance and rankings, please remember that past performance does not guarantee future results. Investment return and principal value of an investment in the Fund will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original cost. For quarterly updates on the Fund's performance, please contact your financial advisor, call us at 1.800.525.7048 or visit our website at www.oppenheimerfunds.com.

Total returns include changes in share price and reinvestment of dividends and capital gains distributions in a hypothetical investment for the periods shown. Cumulative total returns are not annualized. The Fund's total returns shown do not show the effects of income taxes on an individual's investment. Taxes may reduce your actual investment returns on income or gains paid by the Fund or any gains you may realize if you sell your shares.

Class A shares of the Fund were first publicly offered on 12/1/97. Unless otherwise noted, Class A returns include the current maximum initial sales charge of 5.75%.

Class B shares of the Fund were first publicly offered on 12/1/97. Unless otherwise noted, Class B returns include the applicable contingent deferred sales charge of 5% (1-year) and 3% (inception). Class B shares are subject to an annual 0.75% asset-based sales charge.

Class C shares of the Fund were first publicly offered on 12/1/97. Unless otherwise noted, Class C returns include the contingent deferred sales charge of 1% for the 1-year period. Class C shares are subject to an annual 0.75% asset-based sales charge.

Class Y shares of the Fund were first publicly offered on 12/1/97. Class Y shares are offered only to certain institutional investors under special agreement with the Distributor.

An explanation of the calculation of performance is in the Fund's Statement of Additional Information.

Financials

STATEMENT OF **INVESTMENTS** April 30, 2000 / Unaudited

	Shares	Market Value See Note 1
Common Stocks—71.7%		
Capital Goods—4.3%		
Electrical Equipment—4.3%		
C-Cube Microsystems, Inc.[1]	65,000	$ 4,176,250
E-Tek Dynamics, Inc.[1]	213,300	43,673,175
Jabil Circuit, Inc.[1]	500,000	20,468,750
		68,318,175
Communication Services—9.4%		
Telecommunications: Long Distance—6.0%		
Broadcom Corp., Cl. A[1]	30,000	5,171,250
Brocade Communications Systems, Inc.[1]	95,600	11,854,400
Clarent Corp.[1]	150,000	10,200,000
Copper Mountain Networks, Inc.[1]	407,200	33,950,300
Efficient Networks, Inc.[1]	280,000	18,410,000
Exodus Communications, Inc.[1]	166,000	14,680,625
		94,266,575
Telecommunications: Wireless—3.4%		
Aether Systems, Inc.[1]	287,400	47,847,609
GoAmerica, Inc.[1]	98,200	975,862
Nextel Partners, Inc., Cl. A[1]	198,500	4,354,594
		53,178,065
Consumer Cyclicals—6.7%		
Consumer Services—1.5%		
Young & Rubicam, Inc.	421,800	23,488,987
Retail: Specialty—5.2%		
Best Buy Co., Inc.[1]	39,700	3,205,775
BJ's Wholesale Club, Inc.[1]	510,000	18,073,125
Circuit City Stores-Circuit City Group	180,000	10,586,250
Tandy Corp.	175,000	9,975,000
Tiffany & Co.	560,600	40,748,612
		82,588,762
Consumer Staples—3.7%		
Broadcasting—3.2%		
Charter Communications, Inc., Cl. A[1]	232,300	3,411,906
Hispanic Broadcasting Corp.[1]	325,000	32,845,312
Univision Communications, Inc., Cl. A[1]	124,800	13,634,400
		49,891,618
Entertainment—0.5%		
Royal Caribbean Cruises Ltd.	352,000	7,326,000

	Shares	Market Value See Note 1
Healthcare—1.6%		
Healthcare/Drugs—1.6%		
Abgenix, Inc.[1]	53,600	$ 4,800,550
Biogen, Inc.[1]	44,000	2,587,750
Genentech, Inc.[1]	11,200	1,310,400
ImClone Systems, Inc.[1]	100,000	9,100,000
Medarex, Inc.[1]	146,100	7,743,300
		25,542,000
Technology—43.7%		
Computer Hardware—1.2%		
Digital Lightwave, Inc.[1]	100,000	6,850,000
Juniper Networks, Inc.[1]	17,100	3,636,956
Lexmark International Group, Inc., Cl. A[1]	72,000	8,496,000
		18,982,956
Computer Services—4.1%		
Ancor Communications, Inc.[1]	150,000	4,528,125
Applied Micro Circuits Corp.[1]	188,400	24,280,050
Finisar Corp.[1]	717,000	26,753,062
Foundry Networks, Inc.[1]	71,400	6,497,400
JNI Corp.[1]	50,000	1,996,875
		64,055,512
Computer Software—10.6%		
Akamai Technologies, Inc.[1]	3,400	336,175
Alteon Websystems, Inc.[1]	12,400	843,200
Citrix Systems, Inc.[1]	338,000	20,639,125
Gemstar International Group Ltd.[1]	150,000	6,937,500
Intertrust Technologies Corp.[1]	94,100	2,164,300
Interwoven, Inc.[1]	38,500	2,666,125
J.D. Edwards & Co.[1]	100,000	1,825,000
Mercury Interactive Corp.[1]	447,000	40,230,000
Micromuse, Inc.[1]	180,000	17,662,500
OTG Software, Inc.[1]	21,400	470,800
Portal Software, Inc.[1]	200,000	9,175,000
Rational Software Corp.[1]	160,000	13,620,000
RealNetworks, Inc.[1]	150,000	7,143,750
Research in Motion Ltd.[1]	450,000	19,125,000
Sapient Corp.[1]	59,000	4,672,063
Veritas Software Corp.[1]	184,500	19,790,508
		167,301,046

STATEMENT OF **INVESTMENTS** Unaudited / Continued

	Shares	Market Value See Note 1
Communications Equipment—10.6%		
Antec Corp.[1]	162,200	$ 8,718,250
Aspect Communications Corp.[1]	70,000	2,485,000
Audiocodes Ltd.[1]	186,200	13,965,000
Bookham Technology plc, ADR[1]	451,100	23,457,200
Bookham Technology plc, ADR[1,2]	315,855	11,497,122
CIENA Corp.[1]	90,000	11,126,250
Harmonic, Inc.[1]	405,000	29,894,063
Newport Corp.	316,600	38,407,538
Scientific-Atlanta, Inc.	385,000	25,049,063
UTStarcom, Inc.[1]	36,800	1,748,000
		166,347,486
Electronics—17.2%		
Celestica, Inc.[1]	245,000	13,367,813
JDS Uniphase Corp.[1]	763,184	79,132,641
LSI Logic Corp.[1]	498,600	31,162,500
PMC-Sierra, Inc.	200,000	38,375,000
QLogic Corp.[1]	226,000	22,670,625
RF Micro Devices, Inc.[1]	90,000	9,365,625
SDL, Inc.[1]	244,000	47,580,000
TranSwitch Corp.[1]	47,000	4,138,938
Vitesse Semiconductor Corp.[1]	285,000	19,397,813
Waters Corp.[1]	57,500	5,448,125
		270,639,080
Utilities—2.3%		
Electric Utilities—2.3%		
Calpine Corp.[1]	396,200	36,252,300
Total Common Stocks (Cost $882,160,514)		1,128,178,562
Preferred Stocks—0.7%		
Corvis Corp., Cv., Series H[1,2]	74,506	5,999,968
ITF Optical Technologies, Inc., Cv., Series A[1,2]	200,000	5,000,000
Total Preferred Stocks (Cost $10,999,968)		10,999,968

	Principal Amount	Market Value See Note 1
Repurchase Agreements—27.0%		
Repurchase agreement with Deutsche Bank Securities Inc., 5.70%, dated 4/28/00, to be repurchased at $425,401,970 on 5/1/00, collateralized by U.S. Treasury Bonds, 5.25%–11.625%, 11/15/02–2/15/29, with a value of $434,910,539 (Cost $425,200,000)	$425,200,000	$ 425,200,000
Total Investments, at Value (Cost $1,318,360,482)	99.4%	1,564,378,530
Other Assets Net of Liabilities	0.6	9,236,065
Net Assets	**100.0%**	**$1,573,614,595**

Footnotes to Statement of Investments

1. Non-income-producing security.
2. Identifies issues considered to be illiquid or restricted—See Note 5 of Notes to Financial Statements.

See accompanying Notes to Financial Statements.

STATEMENT OF **ASSETS AND LIABILITIES** Unaudited

April 30, 2000

Assets

Investments, at value (including repurchase agreements of $425,200,000) (cost $1,318,360,482)—see accompanying statement	$ 1,564,378,530
Receivables and other assets:	
Shares of beneficial interest sold	10,668,380
Investments sold	7,665,642
Interest and dividends	201,970
Other	7,490
Total assets	1,582,922,012

Liabilities

Bank overdraft	1,142,541
Payables and other liabilities:	
Investments purchased	5,239,569
Shares of beneficial interest redeemed	2,050,090
Distribution and service plan fees	294,028
Transfer and shareholder servicing agent fees	170,588
Trustees' compensation	34,829
Other	375,772
Total liabilities	9,307,417

Net Assets	**$1,573,614,595**

Composition of Net Assets

Paid-in capital	$ 1,387,096,283
Accumulated net investment loss	(271,343)
Accumulated net realized loss on investment transactions	(59,228,393)
Net unrealized appreciation on investments	246,018,048
Net Assets	**$1,573,614,595**

Net Asset Value Per Share

Class A Shares:	
Net asset value and redemption price per share (based on net assets of $767,748,867 and 26,284,295 shares of beneficial interest outstanding)	$29.21
Maximum offering price per share (net asset value plus sales charge of 5.75% of offering price)	$30.99
Class B Shares:	
Net asset value, redemption price (excludes applicable contingent deferred sales charge) and offering price per share (based on net assets of $635,565,451 and 22,124,463 shares of beneficial interest outstanding)	$28.73
Class C Shares:	
Net asset value, redemption price (excludes applicable contingent deferred sales charge) and offering price per share (based on net assets of $170,297,321 and 5,930,842 shares of beneficial interest outstanding)	$28.71
Class Y Shares:	
Net asset value, redemption price and offering price per share (based on net assets of $2,956 and 100 shares of beneficial interest outstanding)	$29.56

See accompanying Notes to Financial Statements.

STATEMENT OF **OPERATIONS** Unaudited

For the Six Months Ended April 30, 2000

Investment Income	
Interest	$ 6,992,078
Dividends	222,848
Total income	7,214,926

Expenses	
Management fees	3,237,328
Distribution and service plan fees:	
Class A	588,312
Class B	1,896,297
Class C	499,071
Transfer and shareholder servicing agent fees	788,041
Shareholder reports	93,473
Trustees' compensation	35,869
Custodian fees and expenses	20,420
Other	339,608
Total expenses	7,498,419
Less expenses paid indirectly	(18,958)
Net expenses	7,479,461

Net Investment Loss	(264,535)

Realized and Unrealized Gain (Loss)	
Net realized loss on investments	(52,781,404)
Net change in unrealized appreciation or depreciation on investments	180,220,660
Net realized and unrealized gain	127,439,256

Net Increase in Net Assets Resulting from Operations	**$127,174,721**

See accompanying Notes to Financial Statements.

STATEMENTS OF **CHANGES IN NET ASSETS**

	Six Months Ended April 30, 2000 (Unaudited)	Year Ended October 31, 1999
Operations		
Net investment loss	$ (264,535)	$ (914,919)
Net realized loss	(52,781,404)	(3,595,944)
Net change in unrealized appreciation or depreciation	180,220,660	65,603,264
Net increase in net assets resulting from operations	127,174,721	61,092,401
Dividends and/or Distributions to Shareholders		
Distributions in excess of net realized gain:		
Class A	—	(23,126)
Class B	—	(13,593)
Class C	—	(4,026)
Class Y	—	—
Beneficial Interest Transactions		
Net increase in net assets resulting from beneficial interest transactions:		
Class A	529,128,204	119,533,021
Class B	470,154,534	88,747,417
Class C	134,183,554	18,791,983
Class Y	—	—
Net Assets		
Total increase	1,260,641,013	288,124,077
Beginning of period	312,973,582	24,849,505
End of period (including accumulated net investment losses of $271,343 and $6,808, respectively)	**$1,573,614,595**	**$312,973,582**

See accompanying Notes to Financial Statements.

FINANCIAL **HIGHLIGHTS**

Class A	Six Months Ended April 30, 2000 (Unaudited)	1999	Year Ended Oct. 31, 1998[1]
Per Share Operating Data			
Net asset value, beginning of period	$ 19.88	$ 10.83	$ 10.00
Income (loss) from investment operations:			
Net investment gain (loss)	.01	(.04)	(.02)
Net realized and unrealized gain	9.32	9.11	.85
Total income from investment operations	9.33	9.07	.83
Dividends and/or distributions to shareholders:			
Total distributions in excess of net realized gain	—	(.02)	—
Net asset value, end of period	**$29.21**	**$19.88**	**$10.83**
Total Return, at Net Asset Value[2]	46.93%	83.79%	8.30%
Ratios/Supplemental Data			
Net assets, end of period (in thousands)	$767,749	$167,879	$14,607
Average net assets (in thousands)	$482,417	$ 60,644	$ 7,185
Ratios to average net assets:[3]			
Net investment gain (loss)	0.31%	(0.49)%	(0.33)%
Expenses	1.19%	1.40%	1.59%[4]
Portfolio turnover rate[5]	14%	61%	117%

1. For the period from December 1, 1997 (commencement of operations) to October 31, 1998.
2. Assumes a $1,000 hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.
3. Annualized for periods of less than one full year.
4. Expense ratio has not been grossed up to reflect the effect of expenses paid indirectly.
5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended April 30, 2000, were $867,254,710 and $101,258,770, respectively.

See accompanying Notes to Financial Statements.

FINANCIAL **HIGHLIGHTS** Continued

Class B	Six Months Ended April 30, 2000 (Unaudited)	1999	Year Ended Oct. 31, 1998[1]
Per Share Operating Data			
Net asset value, beginning of period	$ 19.62	$ 10.77	$ 10.00
Income (loss) from investment operations:			
Net investment loss	(.02)	(.07)	(.05)
Net realized and unrealized gain	9.13	8.94	.82
Total income from investment operations	9.11	8.87	.77
Dividends and/or distributions to shareholders:			
Total distributions in excess of net realized gain	—	(.02)	—
Net asset value, end of period	**$28.73**	**$19.62**	**$10.77**
Total Return, at Net Asset Value[2]	46.43%	82.40%	7.70%
Ratios/Supplemental Data			
Net assets, end of period (in thousands)	$635,565	$118,611	$7,654
Average net assets (in thousands)	$384,020	$ 40,455	$3,521
Ratios to average net assets:[3]			
Net investment loss	(0.43)%	(1.25)%	(1.06)%
Expenses	1.93%	2.16%	2.35%[4]
Portfolio turnover rate[5]	14%	61%	117%

1. For the period from December 1, 1997 (commencement of operations) to October 31, 1998.
2. Assumes a $1,000 hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.
3. Annualized for periods of less than one full year.
4. Expense ratio has not been grossed up to reflect the effect of expenses paid indirectly.
5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended April 30, 2000, were $867,254,710 and $101,258,770, respectively.

See accompanying Notes to Financial Statements.

Class C	Six Months Ended April 30, 2000 (Unaudited)	1999	Year Ended Oct. 31, 1998[1]
Per Share Operating Data			
Net asset value, beginning of period	$ 19.60	$ 10.76	$ 10.00
Income (loss) from investment operations:			
Net investment loss	(.01)	(.06)	(.05)
Net realized and unrealized gain	9.12	8.92	.81
Total income from investment operations	9.11	8.86	.76
Dividends and/or distributions to shareholders:			
Total distributions in excess of net realized gain	—	(.02)	—
Net asset value, end of period	**$28.71**	**$19.60**	**$10.76**
Total Return, at Net Asset Value[2]	46.48%	82.38%	7.60%
Ratios/Supplemental Data			
Net assets, end of period (in thousands)	$170,297	$26,482	$2,587
Average net assets (in thousands)	$101,117	$ 9,066	$1,271
Ratios to average net assets:[3]			
Net investment loss	(0.42)%	(1.26)%	(1.07)%
Expenses	1.93%	2.16%	2.35%[4]
Portfolio turnover rate[5]	14%	61%	117%

1. For the period from December 1, 1997 (commencement of operations) to October 31, 1998.
2. Assumes a $1,000 hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.
3. Annualized for periods of less than one full year.
4. Expense ratio has not been grossed up to reflect the effect of expenses paid indirectly.
5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended April 30, 2000, were $867,254,710 and $101,258,770, respectively.

See accompanying Notes to Financial Statements.

FINANCIAL **HIGHLIGHTS** Continued

Class Y	Six Months Ended April 30, 2000 (Unaudited)	1999	Year Ended Oct. 31, 1998[1]
Per Share Operating Data			
Net asset value, beginning of period	$ 20.07	$ 10.88	$ 10.00
Income (loss) from investment operations:			
Net investment income gain (loss)	.10	(.01)	.01
Net realized and unrealized gain	9.39	9.22	.87
Total income from investment operations	9.49	9.21	.88
Dividends and/or distributions to shareholders:			
Total distributions in excess of net realized gain	—	(.02)	—
Net asset value, end of period	**$29.56**	**$20.07**	**$10.88**
Total Return, at Net Asset Value[2]	47.29%	84.69%	8.80%
Ratios/Supplemental Data			
Net assets, end of period (in thousands)	$3	$2	$1
Average net assets (in thousands)	$3	$2	$1
Ratios to average net assets:[3]			
Net investment income (loss)	0.66%	(0.06)%	0.05%
Expenses	0.79%	1.03%	1.09%[4]
Portfolio turnover rate[5]	14%	61%	117%

1. For the period from December 1, 1997 (commencement of operations) to October 31, 1998.
2. Assumes a $1,000 hypothetical initial investment on the business day before the first day of the fiscal period (or inception of offering), with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Sales charges are not reflected in the total returns. Total returns are not annualized for periods of less than one full year.
3. Annualized for periods of less than one full year.
4. Expense ratio has not been grossed up to reflect the effect of expenses paid indirectly.
5. The lesser of purchases or sales of portfolio securities for a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the period ended April 30, 2000, were $867,254,710 and $101,258,770, respectively.

See accompanying Notes to Financial Statements.

NOTES TO **FINANCIAL STATEMENTS** Unaudited

1. Significant Accounting Policies

Oppenheimer MidCap Fund (the Fund) is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Fund's investment objective is to seek capital appreciation. The Fund's investment advisor is OppenheimerFunds, Inc. (the Manager).

The Fund offers Class A, Class B, Class C and Class Y shares. Class A shares are sold at their offering price, which is normally net asset value plus an initial sales charge. Class B and Class C shares are sold without an initial sales charge but may be subject to a contingent deferred sales charge (CDSC). Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights to earnings, assets and voting privileges, except that each class has its own expenses directly attributable to that class and exclusive voting rights with respect to matters affecting that class. Classes A, B and C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares. Class B shares will automatically convert to Class A shares six years after the date of purchase. The following is a summary of significant accounting policies consistently followed by the Fund.

Securities Valuation. Securities for which quotations are readily available are valued at the last sale price, or if in the absence of a sale, at the last sale price on the prior trading day if it is within the spread of the closing bid and asked prices, and if not, at the closing bid price. Securities (including restricted securities) for which quotations are not readily available are valued primarily using dealer-supplied valuations, a portfolio pricing service authorized by the Board of Trustees, or at their fair value. Fair value is determined in good faith under consistently applied procedures under the supervision of the Board of Trustees. Foreign currency contracts are valued based on the closing prices of the forward currency contract rates in the London foreign exchange markets on a daily basis as provided by a reliable bank, dealer or pricing service. Short-term "money market type" debt securities with remaining maturities of 60 days or less are valued at cost (or last determined market value) and adjusted for amortization or accretion to maturity of any premium or discount.

Repurchase Agreements. The Fund requires the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. The market value of the underlying securities is required to be at least 102% of the resale price at the time of purchase. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Fund may be delayed or limited.

1. Significant Accounting Policies Continued

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Federal Taxes. The Fund intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carry-overs, to shareholders. Therefore, no federal income or excise tax provision is required. As of October 31, 1999, the Fund had available for federal income tax purposes an unused capital loss carryover of approximately $6,310,000, which expires between 2006 and 2007.

Trustees' Compensation. The Fund has adopted an unfunded retirement plan for the Fund's independent Board of Trustees. Benefits are based on years of service and fees paid to each trustee during the years of service. During the six months ended April 30, 2000, a provision of $27,282 was made for the Fund's projected benefit obligations resulting in an accumulated liability of $34,090 as of April 30, 2000.

The Board of Trustees has adopted a deferred compensation plan for independent trustees that enables trustees to elect to defer receipt of all or a portion of annual compensation they are entitled to receive from the Fund. Under the plan, the compensation deferred is periodically adjusted as though an equivalent amount had been invested for the Board of Trustees in shares of one or more Oppenheimer funds selected by the trustee. The amount paid to the Board of Trustees under the plan will be determined based upon the performance of the selected funds. Deferral of trustees' fees under the plan will not affect the net assets of the Fund, and will not materially affect the Fund's assets, liabilities or net investment income per share.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders, which are determined in accordance with income tax regulations, are recorded on the ex-dividend date.

Classification of Distributions to Shareholders. Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of distributions made during the year from net investment income or net realized gains may differ from its ultimate characterization for federal income tax purposes. Also, due to timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or realized gain was recorded by the Fund.

Expense Offset Arrangements. Expenses paid indirectly represent a reduction of custodian fees for earnings on cash balances maintained by the Fund.

Other. Investment transactions are accounted for as of trade date and dividend income is recorded on the ex-dividend date. Certain dividends from foreign securities will be recorded as soon as the Fund is informed of the dividend if such information is obtained subsequent to the ex-dividend date. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Shares of Beneficial Interest

The Fund has authorized an unlimited number of no par value shares of beneficial interest of each class. Transactions in shares of beneficial interest were as follows:

	Six Months Ended April 30, 2000		Year Ended October 31, 1999	
	Shares	Amount	Shares	Amount
Class A				
Sold	20,728,525	$ 613,476,322	8,300,323	$ 138,625,655
Dividends and/or distributions reinvested	—	—	1,765	21,575
Redeemed	(2,889,233)	(84,348,118)	(1,206,313)	(19,114,209)
Net increase	**17,839,292**	**$529,128,204**	**7,095,775**	**$119,533,021**
Class B				
Sold	17,935,909	$ 524,177,311	6,071,612	$ 100,987,612
Dividends and/or distributions reinvested	—	—	1,088	13,216
Redeemed	(1,857,323)	(54,022,777)	(737,801)	(12,253,411)
Net increase	**16,078,586**	**$470,154,534**	**5,334,899**	**$ 88,747,417**
Class C				
Sold	6,029,750	$ 174,932,971	1,337,614	$ 22,505,897
Dividends and/or distributions reinvested	—	—	315	3,822
Redeemed	(1,450,025)	(40,749,417)	(227,345)	(3,717,736)
Net increase	**4,579,725**	**$134,183,554**	**1,110,584**	**$ 18,791,983**
Class Y				
Sold	—	$ —	—	$ —
Dividends and/or distributions reinvested	—	—	—	—
Redeemed	—	—	—	—
Net increase	**—**	**$ —**	**—**	**$ —**

3. Unrealized Gains and Losses on Securities

As of April 30, 2000, net unrealized appreciation on securities of $246,018,048 was composed of gross appreciation of $354,235,612, and gross depreciation of $108,217,564.

4. Fees and Other Transactions with Affiliates

Management Fees. Management fees paid to the Manager were in accordance with the investment advisory agreement with the Fund, which provides for an annual fee of 0.75% of the first $200 million of average annual net assets of the Fund, 0.72% of the next $200 million, 0.69% of the next $200 million, 0.66% of the next $200 million and 0.60% of average annual net assets in excess of $800 million. The Fund's management fee for the six months ended April 30, 2000 was 0.67% of the average annual net assets for each class of shares, annualized for periods of less than one full year.

Transfer Agent Fees. OppenheimerFunds Services (OFS), a division of the Manager, is the transfer and shareholder servicing agent for the Fund and for other Oppenheimer funds. OFS's total costs of providing such services are allocated ratably to these funds.

Distribution and Service Plan Fees. Under its General Distributor's Agreement with the Manager, the Distributor acts as the Fund's principal underwriter in the continuous public offering of the different classes of shares of the Fund.

The compensation paid to (or retained by) the Distributor from the sale of shares or on the redemption of shares is shown in the table below for the period indicated.

Six Months Ended	Aggregate Front-End Sales Charges on Class A Shares	Class A Front-End Sales Charges Retained by Distributor	Commissions on Class A Shares Advanced by Distributor[1]	Commissions on Class B Shares Advanced by Distributor[1]	Commissions on Class C Shares Advanced by Distributor[1]
April 30, 2000	$4,178,790	$1,140,583	$375,061	$7,638,210	$630,534

1. The Distributor advances commission payments to dealers for certain sales of Class A shares and for sales of Class B and Class C shares from its own resources at the time of sale.

Six Months Ended	Class A Contingent Deferred Sales Charges Retained by Distributor	Class B Contingent Deferred Sales Charges Retained by Distributor	Class C Contingent Deferred Sales Charges Retained by Distributor
April 30, 2000	$—	$271,153	12,297

The Fund has adopted a Service Plan for Class A shares and Distribution and Service Plans for Class B and Class C shares under Rule 12b-1 of the Investment Company Act. Under those plans, the Fund pays the Distributor for all or a portion of its costs incurred in connection with the distribution and/or servicing of the shares of the particular class.

Class A Service Plan Fees. Under the Class A service plan, the Distributor currently uses the fees it receives from the Fund to pay brokers, dealers and other financial institutions. The Class A service plan permits reimbursements to the Distributor at a rate of up to 0.25% of average annual net assets of Class A shares purchased. The Distributor makes payments to plan recipients quarterly at an annual rate not to exceed 0.25% of the average annual net assets consisting of Class A shares of the Fund. For the six months ended April 30, 2000, payments under the Class A plan totaled $588,312, all of which was paid by the Distributor to recipients. That included $40,620 paid to an affiliate of the Manager. Any unreimbursed expenses the Distributor incurs with respect to Class A shares in any fiscal year cannot be recovered in subsequent years.

Class B and Class C Distribution and Service Plan Fees. Under each plan, service fees and distribution fees are computed on the average of the net asset value of shares in the respective class, determined as of the close of each regular business day during the period. The Class B and Class C plans provide for the Distributor to be compensated at a flat rate, whether the Distributor's distribution expenses are more or less than the amounts paid by the Fund under the plan during the period for which the fee is paid.

The Distributor retains the asset-based sales charge on Class B shares. The Distributor retains the asset-based sales charge on Class C shares during the first year the shares are outstanding. The asset-based sales charges on Class B and Class C shares allow investors to buy shares without a front-end sales charge while allowing the Distributor to compensate dealers that sell those shares.

The Distributor's actual expenses in selling Class B and Class C shares may be more than the payments it receives from the contingent deferred sales charges collected on redeemed shares and asset-based sales charges from the Fund under the plans. If any plan is terminated by the Fund, the Board of Trustees may allow the Fund to continue payments of the asset-based sales charge to the Distributor for distributing shares before the plan was terminated. The plans allow for the carryforward of distribution expenses, to be recovered from asset-based sales charges in subsequent fiscal periods.

Distribution fees paid to the Distributor for the six months ended April 30, 2000, were as follows:

	Total Payments Under Plan	Amount Retained by Distributor	Distributor's Aggregate Unreimbursed Expenses Under Plan	Distributor's Unreimbursed Expenses as % of Net Assets of Class
Class B Plan	$1,896,297	$1,651,503	$10,236,285	1.61%
Class C Plan	499,071	293,394	1,267,775	0.74

5. Illiquid or Restricted Securities

As of April 30, 2000, investments in securities included issues that are illiquid or restricted. Restricted securities are often purchased in private placement transactions, are not registered under the Securities Act of 1933, may have contractual restrictions on resale, and are valued under methods approved by the Board of Trustees as reflecting fair value. A security may also be considered illiquid if it lacks a readily available market or if its valuation has not changed for a certain period of time. The Fund intends to invest no more than 15% of its net assets (determined at the time of purchase and reviewed periodically) in illiquid or restricted securities. Certain restricted securities, eligible for resale to qualified institutional investors, are not subject to that limitation. Aggregate value of illiquid or restricted securities subject to this limitation as of April 30, 2000, was $22,497,090, which represents 1.43% of the Fund's net assets, all of which is considered restricted. Information concerning restricted securities is as follows:

Security	Acquisition Date	Cost Per Unit	Valuation Per Unit as of April 30, 2000
Stocks and Warrants			
Bookham Technology plc, ADR	2/24/00	$15.83	$36.40
Corvis Corp., Cv., Series H	12/16/99	80.53	80.53
ITF Optical Technologies, Inc., Cv., Series A	4/7/00	25.00	25.00

6. Bank Borrowings

The Fund may borrow from a bank for temporary or emergency purposes including, without limitation, funding of shareholder redemptions provided asset coverage for borrowings exceeds 300%. The Fund has entered into an agreement that enables it to participate with other Oppenheimer funds in an unsecured line of credit with a bank, which permits borrowings up to $400 million, collectively. Interest is charged to each fund, based on its borrowings, at a rate equal to the Federal Funds Rate plus 0.45%. Borrowings are payable 30 days after such loan is executed. The Fund also pays a commitment fee equal to its pro rata share of the average unutilized amount of the credit facility at a rate of 0.08% per annum.

The Fund had no borrowings outstanding during the six months ended April 30, 2000.

OPPENHEIMER **MIDCAP FUND**

Officers and Trustees	Bridget A. Macaskill, President and Chairman of the Board of Trustees
	Paul Y. Clinton, Trustee
	Thomas W. Courtney, Trustee
	Robert G. Galli, Trustee
	Lacy B. Herrmann, Trustee
	George Loft, Trustee
	Bruce L. Bartlett, Vice President
	Brian W. Wixted, Treasurer
	Robert J. Bishop, Assistant Treasurer
	Scott T. Farrar, Assistant Treasurer
	Andrew J. Donohue, Secretary
	Robert G. Zack, Assistant Secretary

Investment Advisor	OppenheimerFunds, Inc.

Distributor	OppenheimerFunds Distributor, Inc.

Transfer and Shareholder Servicing Agent	OppenheimerFunds Services

Custodian of Portfolio Securities	The Bank of New York

Independent Auditors	KPMG LLP

Legal Counsel	Mayer, Brown & Platt

The financial statements included herein have been taken from the records of the Fund without examination of those records by the independent auditors.

This is a copy of a report to shareholders of Oppenheimer MidCap Fund. This report must be preceded or accompanied by a Prospectus of Oppenheimer MidCap Fund. For material information concerning the Fund, see the Prospectus.

Shares of Oppenheimer funds are not deposits or obligations of any bank, are not guaranteed by any bank, are not insured by the FDIC or any other agency, and involve investment risks, including the possible loss of the principal amount invested.

Oppenheimer funds are distributed by OppenheimerFunds Distributor, Inc. Two World Trade Center, New York, NY 10048-0203

©Copyright 2000 OppenheimerFunds, Inc. All rights reserved.

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RS0745.001.0400   June 29, 2000